Mise
Profit and Loss
January - December 2021

	Total
Income	
Direct Sales	21,409.25
Refunds & Adjustments	-398.29
Total Income	**$ 21,010.96**
Cost of Goods Sold	
Cost of goods sold	
Merchant Service Fees	1,389.47
Total Cost of goods sold	**$ 1,389.47**
Total Cost of Goods Sold	**$ 1,389.47**
Gross Profit	**$ 19,621.49**
Expenses	
Advertising & Marketing	3,532.80
Bank fees & service charges	10.00
Business licences	375.00
Contract labor	4,316.92
Employee benefits	**$ 205.84**
Events	2,404.29
Insurance	**$ 3,935.41**
Legal & Professional	1,964.00
Legal Services	1,022.50
Total Legal & Professional	**$ 2,986.50**
Meals	2,895.30
Office supplies	222.13
Parking & tolls	60.55
Payroll expenses	90.00
Product Seeding & Wear-Testing	22,422.63
Software	296.51
Supplies	3,313.19
Supplies & materials (deleted)	27.50
Total Supplies	**$ 3,340.69**
Travel	402.57
Total Expenses	**$ 47,497.14**
Net Operating Income	**-$ 27,875.65**
Other Expense	
Depreciation Expense	**$ 6,850.00**
Other Income	
Other income	300.00
Total Other Income	**$ 300.00**
Net Other Income	**-$ 6,550.00**
Net Income	**-$ 34,425.65**

Monday, Feb 13, 2023 11:40:46 AM GMT-8 - Accrual Basis

Mise
Balance Sheet
As of December 31, 2021

	Total
ASSETS	
Current Assets	
Bank Accounts	
Chase Business Checking	56,285.65
Total Bank Accounts	**$ 56,285.65**
Total Current Assets	**$ 56,285.65**
Fixed Assets	
Fixed Assets	
Computer Equipment	5,592.99
Furniture	1,257.00
Inventory	105,780.00
Total Fixed Assets	**$ 112,629.99**
Accumulated Depreciation	**$ (6,850.00)**
Total Fixed Assets	**$ 105,779.99**
TOTAL ASSETS	**$ 162,065.64**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Chase Ink	
Chase CC - Erik	13,300.31
Total Chase Ink	**$ 13,300.31**
Total Credit Cards	**$ 13,300.31**
Total Current Liabilities	**$ 13,300.31**
Total Liabilities	**$ 13,300.31**
Equity	
Owner draws	-2,409.91
Owner investments	185,600.89
Retained Earnings	
Net Income	-34,425.65
Total Equity	**$ 148,765.33**
TOTAL LIABILITIES AND EQUITY	**$ 162,065.64**

Monday, Feb 13, 2023 11:38:45 AM GMT-8 - Accrual Basis

Mise
Statement of Cash Flows
January - December 2021

		Total
OPERATING ACTIVITIES		
Net Income		-34,425.65
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Chase Ink:Chase CC - Erik		13,300.31
Depreciation Expense		6,850.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$	20,150.31
Net cash provided by operating activities	-$	14,275.34
INVESTING ACTIVITIES		
Fixed Assets:Computer Equipment		-5,592.99
Fixed Assets:Furniture		-1,257.00
Fixed Assets: Inventory		-105,780.00
Net cash provided by investing activities	-$	112,629.99
FINANCING ACTIVITIES		
Owner draws		-2,409.91
Owner investments		185,600.89
Net cash provided by financing activities	$	183,190.98
Net cash increase for period	$	56,285.65
Cash at end of period	$	56,285.65

Monday, Feb 13, 2023 11:25:23 AM GMT-8